[FOLEY & LARDNER LLP LETTERHEAD]	ATTORNEYS AT LAW 100 NORTH TAMPA STREET, SUITE 2700 TAMPA, FL 33602-5810
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WRITER’S DIRECT LINE
813.225.4122
ccreely@foley.com Email
078489-0103
July 16, 2007

Pamela Long, Assistant Director Securities and Exchange Commission Division of Corporate Finance 100 F. Street N.E. Washington, D.C. 20549

Re:          Liquidmetal Technologies, Inc.
Registration Statement on Form S-1
File Number 333-142442

Dear Ms. Long:

On behalf of Liquidmetal Technologies, Inc. (the “Company”), we are transmitting herewith Amendment No. 2 (“Amendment No. 2”) to the Form S-1 Registration Statement that was filed by the Company on April 30, 2007 (the “Registration Statement”).

The following is the Company’s response to the Staff’s comment to the Registration Statement as set forth in the Staff’s letter of July 13, 2007.  For your convenience, the full text of the Staff’s comment is set forth below, and the Company’s response to the comment directly follows the applicable text.

Undertakings, page II-3

1.                                      Refer to prior comment 12.  As requested previously, include the Rule 430C undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

RESPONSE:  The Company has added the Rule 430C undertaking to Amendment No. 2.  See Item 17 of Amendment No. 2 on pages II-3 and II-4.

Please do not hesitate to contact the undersigned at (813) 225-4122 if you have any questions or comments regarding the foregoing response or Amendment No. 2.

Very truly yours,

/s/ Curt P. Creely
Curt P. Creely

Enclosures